Mail Stop 3561

July 31, 2009

Robert J. Kinloch
Chief Executive Officer
Maverick Minerals Corporation
2501 Lansdowne Avenue
Saskatoon, Saskatchewan
S7J IH3, Canada

                Re: **Maverick Minerals Corporation**
                                            Preliminary Proxy Statement on Schedule 14A
                                            Filed June 5, 2009
                                            Forms 10-K and 10-K/A for the Fiscal Year Ending
                                            December 31, 2008
                                            Filed April 13 and May 4, 2009, respectively
                                            File No. 000-25515

Dear Mr. Kinloch:

      We have completed our review of your Preliminary Proxy Statement on Schedule 14A, Forms 10-K and 10-K/A and related filings and have no further comments at this time.

                                                             Sincerely,

                                                             H. Christopher Owings
                                                             Assistant Director

cc: Conrad Nest, Esq.
    Via facsimile (604) 687-6314